Exhibit F

EXECUTION VERSION

AMENDMENTS TO
SECURITIES PURCHASE AGREEMENT AND INVESTOR AGREEMENT

This Amendment dated as of March 20, 2023 (this “Amendment”) is being entered into between SK ecoplant Co., Ltd. (the “Investor”) and Bloom Energy Corporation (the “Company”) to amend the Securities Purchase Agreement, dated as of October 23, 2021 (the “Existing SPA” and, as amended by this Amendment, the “Amended SPA”) and the Investor Agreement, dated as of December 29, 2021 (the “Existing IA” and as amended by this Amendment, the “Amended IA”), in each case, between the Investor and the Company.

BACKGROUND

1.	The parties desire that the Second Tranche Shares to be issued to the Investor in connection with the Second Closing be shares of Series B Redeemable Convertible Preferred Stock (the “Preferred Stock”), instead of shares of Class A Common Stock (the “Common Stock”), which Preferred Stock shall be issued pursuant to the Amended SPA and the Series B Certificate of Designation, attached hereto as Annex 1.

2.	The parties agree that the Investor’s right to designate a member of the Company’s Board of Directors shall not become effective until the shares of Series B Redeemable Convertible Preferred Stock are converted into shares of Class A Common Stock.

3.	This Amendment incorporates certain provisions from the Side Letter dated as of August 16, 2022 (the “Side Letter”), the Amendment to the Side Letter dated as of December 6, 2022 (the “Side Letter Amendment”) and the Early Close Agreement dated February 23, 2023 (the “Early Close Agreement”), in each case, between the Investor and the Company, for the sake of clarity regarding the arrangements between the parties relating to the matters covered by this Amendment.

4.	Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed thereto in the Existing SPA.

AGREEMENT

ARTICLE I
AMENDMENTS TO SPA

Effective as of the date hereof, the Existing SPA is hereby amended as follows:

Section 1.01 Definitions. Section 1.1 of the Existing SPA is hereby amended by adding or changing the definitions as follows:

“Conversion Shares” shall mean shares of Common Stock issued upon conversion of the First Tranche Shares and issuable upon conversion of the Second Tranche Shares.

“Investor Designee” shall have the meaning assigned to it in the Investor Agreement.

“Preferred Stock” refers to the shares of Series B Redeemable Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Series B Certificate of Designation” refers to the Certificate of Designation for the Preferred Stock, attached hereto as Annex 1.

“Target Second Closing Date” shall have the meaning set forth in Section 3.1.

Section 1.02 Amended and Restated Section 3.1. Section 3.1 of the Existing SPA is hereby amended in its entirety as follows:

3. Purchase and Sale of Preferred Stock.

3.1 Second Tranche Purchase Price and Second Tranche Share Amount.

(a) By March 24, 2023 or as earlier agreed upon by the parties, subject to the satisfaction or written waiver of the closing conditions with respect to the Second Closing set forth in the Amended SPA (the “Target Second Closing Date”), the Investor shall purchase 13,491,701 shares of Preferred Stock, having the terms set forth in the Series B Certificate of Designation (the “Second Tranche Shares”) at the Second Tranche Purchase Price. Subject to the terms and other closing conditions in Section 9, 10 and 11 of the Amended SPA, at the Second Closing, the Company shall issue and sell to the Investor, free and clear of all Liens, other than any liens arising as a result of any action by the Investor, and the Investor shall purchase from the Company, the Second Tranche Shares for the Second Tranche Aggregate Purchase Price.

“Second Tranche Purchase Price” means $23.05 per share.

“Second Tranche Aggregate Purchase Price” means $310,957,102.

(b) The provisions in the Early Close Agreement regarding (i) the assignment of the Investor’s Second Tranche purchase rights in Section 2 thereof to Econovation, LLC, (ii) the retention of the board designation right by the Investor as contemplated by Section 3 thereof, (iii) the agreement of the Company in Section 6 thereof to issue the Second Tranche Shares to Econovation, LLC in exchange for payment therefor by the Investor and (iv) the good faith collaboration agreement of the parties in Section 5 thereof, in each case, as set forth therein, are hereby incorporated by reference.

(c) The parties hereby agree that the closing conditions for the Second Closing in the Amended SPA relating to the HSR Act and the Federal Power Act of 1920, as amended, have been in the case of clause (a) satisfied.

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(d) In the event the Second Closing has not occurred within nine days of the Target Second Closing Date, then Company shall have the right, in its sole discretion to compel the Second Closing or to terminate Investor’s rights to effect the Second Closing.

Section 1.03 Amended and Restated Section 13.1. Section 13.1 of the Existing SPA is hereby amended in its entirety as follows:

13.1 Investor Designee. Within ten (10) days after the conversion of the Second Tranche Shares into Class A Common Stock of the Company, the Investor shall provide the Company with the name, relevant background information and other information relating to the proposed Investor Designee, as the Company may request.

Section 1.04 Registration.

(a)	For the avoidance of doubt and given the definition of “Conversion Shares” in this Amendment, Section 13.5 of the Existing SPA and the Company’s registration obligations thereunder covers the Conversion Shares.

(b)	Section 2 of the Side Letter Amendment, which provided for the Company to file and have declared effective a Registration Statement within six months after the earlier of the Targeted Second Closing Date or the Scheduled Second Closing Date as set forth therein, is hereby incorporated by reference.

ARTICLE II
AMENDMENTS TO IA

Effective as of the date hereof, the Existing IA is hereby amended as follows:

Section 2.01 Amendment to Section 5. Section 5 of the Existing IA is hereby amended by replacing references to the “Second Closing Date” with references to the “Conversion Date,” which means the date of conversion of the Preferred Stock into shares of Class A Common Stock of the Company. The effect of this amendment is that the Board designation right of the Investor as set forth in Section 5 of the Existing IA shall commence in connection with the Conversion Date.

ARTICLE III
MISCELLANEOUS

Section 3.01 Incorporation by Reference. Sections 14.1 through and including 14.16 of the Existing SPA are hereby incorporated by reference into this Amendment; provided that: (a) Section 14.4 of the Existing SPA is not incorporated by reference into this Amendment; (b) in Section 14.5 (Entire Agreement) of the Existing SPA, the term “Transaction Agreement” includes this Amendment; and (c) with such other changes, mutatis mutandis, as intended.

Section 3.02 Combined Effect of Agreements. The combined effect of the Existing SPA, the Side Letter, the Side Letter Amendment, the Early Close Agreement, the Existing IA and the amendments to the Existing SPA and the Existing IA are contained in this Amendment and, therefore, the Amended SPA and the Amended IA.

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The parties have caused this Amendment to be executed as of the date first written above.

BLOOM ENERGY CORPORATION

By:	/s/ Greg Cameron
Name:	Greg Cameron
Title:	President and Chief Financial Officer

[Signature page to Amendment to Securities Purchase Agreement and Investor Agreement]

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The parties have caused this Amendment to be executed as of the date first written above.

SK ECOPLANT CO., LTD.

By:	/s/ Wangjae (Justin) Lee
Name:	Wangjae (Justin) Lee
Title:	Managing Director of Eco Energy BU

[Signature page to Amendment to Securities Purchase Agreement and Investor Agreement]

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Annex 1

Form of Series B Certificate of Designation

[See attached.]

CERTIFICATE OF DESIGNATION
OF
SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK
OF
BLOOM ENERGY CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Bloom Energy Corporation (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY:

That, pursuant to authority conferred by the Corporation’s Restated Certificate of Incorporation (the “Certificate”), and by the provisions of Section 151 of the General Corporation Law, the board of directors of the Corporation (the “Board”), at a duly called meeting, at which a quorum was present and acted throughout, adopted the following resolutions, which resolutions remain in full force and effect on the date hereof, creating a series of 13,491,701 shares of Preferred Stock having a par value of $.0001 per share, designated as Series B Redeemable Convertible Preferred Stock:

RESOLVED, that in accordance with the provisions of the Certificate, the Board does hereby create, authorize and provide for the issuance of a series of Preferred Stock, par value $.0001 per share, of the Corporation, designated as “Series B Redeemable Convertible Preferred Stock,” having the voting rights, powers, preferences and relative, participating, optional and other special rights, preferences, and qualifications, limitations and restrictions thereof that are set forth as follows:

1. Designation and Amount. The shares of such series shall be designated as “Series B Redeemable Convertible Preferred Stock” (the “Series B Preferred Stock”), and the number of shares constituting such series shall be 13,491,701. Such number of shares may be increased or decreased by resolution of the Board (subject to Section 3.2 below), provided that no such increase shall increase the number of shares of the Series B Preferred Stock to a number higher than the total number of authorized shares of the class, and no such decrease shall reduce the number of shares of the Series B Preferred Stock to a number lower than the number of shares of such series then outstanding.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series B Preferred Stock. Subject to the prior and superior rights of the holders of any shares of any other class or series of Preferred Stock, par value $.0001 per share, of the Corporation (the “Preferred Stock”) ranking prior and superior to the shares of Series B Preferred Stock with respect to such transactions, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of the Corporation’s Common Stock, par value $.0001 (the “Common Stock”), by reason of their ownership thereof, each holder of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, the greater of (x) such holder’s Liquidation Preference and (y) the amount such holder would receive pursuant to Section 2.2. “Liquidation Preference” means, as to any holder of Series B Preferred Stock, an amount equal to the number of shares of Series B Preferred Stock held by such holder multiplied by $23.05 (as adjusted for stock splits, combinations, reorganizations and the like with respect to the Series B Preferred Stock) (the “Original Issue Price”). If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Deemed Conversion of Series B Preferred Stock. For purposes of determining the amount each holder of shares of Series B Preferred Stock is entitled to receive with respect to any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, each such holder of shares of Series B Preferred Stock shall be deemed to have converted into a number of shares of Class A Common Stock of the Corporation, par value $.0001 per share (the “Class A Common Stock”), immediately prior to the liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation equal to the quotient of (a) such holder’s Liquidation Preference as of immediately prior to the liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation divided by (b) the then current Conversion Price. The holder will receive the greater of the amount determined under this Section 2.2 and such holder’s Liquidation Preference.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the then outstanding shares of Series B Preferred Stock (voting as a separate series) elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) any transaction (other than (i) transfers of shares of capital stock of the Corporation between or among employees, consultants and/or directors of the Corporation and/or then existing stockholders of the Corporation and (ii) redemptions or repurchases of capital stock by the Corporation) as a result of which the stockholders of the Corporation immediately prior to such transaction no longer hold, immediately following such transaction, shares of capital stock of the Corporation, or equity securities issued upon conversion or exchange of such shares of capital stock, representing at least a majority, by voting power, of the equity securities of either the surviving or resulting party, or if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such transaction, the parent of such surviving or resulting party; provided that, for the purpose of this Section 2.3.1(a), all shares of Common Stock issuable upon conversion, exercise or exchange of any bonds, debentures, notes or other evidences of indebtedness, options, warrants, purchase rights or any other securities convertible into, exercisable for, or exchangeable for Common Stock outstanding immediately prior to such transaction shall be deemed to be outstanding immediately prior to such transaction for purposes of determining the stockholders immediately prior to such transaction and, if applicable, deemed to be converted or exchanged in such transaction on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; and

(b) the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, whether by purchase and sale, merger, consolidation or otherwise, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, exclusive license, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be deemed its fair market value. Any securities shall be valued as follows:

(a) Securities not subject to investment letter or other similar restrictions on free marketability covered by (b) below:

(i) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Deemed Liquidation Event;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Deemed Liquidation Event; and

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(b) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (a) (i), (ii) or (iii) to reflect the approximate fair market value thereof, as determined by the Board.

2.3.3 Remaining Assets. After payment or setting aside for payment of the full amounts specified in this Section 2 to the holders of the Series B Preferred Stock, any remaining assets of the Corporation legally available for distribution shall be distributed pro rata to the holders of Common Stock in proportion to the number of shares of Common Stock held by them.

2.3.4 Effect of Deemed Liquidation Event. Any share of Series B Preferred Stock in respect of which the holder thereof has received payment in full of the amounts specified in this Section 2 upon the occurrence of a Deemed Liquidation Event shall no longer be deemed to be outstanding, and all rights with respect to such share, including the rights, if any, to receive notices and to vote as Series B Preferred Stock, shall immediately cease and terminate at the time the payment in connection with such Deemed Liquidation Event shall have been made.

3. Voting.

3.1 General. Except as required by law or the Certificate (including any certificate of designation relating to any series of the Preferred Stock) and the matters set forth in Section 3.2, the Series B Preferred Stock shall have no voting rights and no holder thereof shall be entitled to vote on any matter.

3.2 Protective Provisions. At any time when any shares of Series B Preferred Stock originally issued pursuant to the SPA (as defined below), as adjusted for stock splits, combinations, reorganizations and the like with respect to the Series B Preferred Stock, remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate (including any certificate of designation relating to any series of the Preferred Stock)) the affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting as a separate series, unless waived pursuant to Section 8 hereof do any of the items listed below:

(a) increase the authorized number of shares of Series B Preferred Stock;

(b) authorize or create (by reclassification or otherwise) or issue or sell, or obligate itself to issue or sell, any new class or series of capital stock or any security convertible into or exercisable for any new class or series of capital stock having rights, preferences or privileges (including with respect to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event set forth in the Certificate (including any certificate of designation relating to any series of Preferred Stock)), as then in effect, that are senior to or on a parity with the Series B Preferred Stock or increase or decrease the authorized number of shares of any such new class or series of capital stock;

(c) amend, modify or repeal any provision of the Certificate (including any certificate of designation relating to any series of Preferred Stock), as then in effect, in a way that adversely affects the rights, preferences or privileges of the Series B Preferred Stock; or

(d) redeem the Series B Preferred Stock in accordance with Section 6.2 hereof.

“SPA” means the Securities Purchase Agreement dated as of October 23, 2021, as amended by the Side Letter dated August 16, 2022, the Amendment to the Side Letter dated December 26, 2022, the Early Close Agreement dated February 27, 2023 and Amendment No. 1 dated as of March 20, 2023, in each case, between the Corporation and SK ecoplant Co., Ltd, as such agreement may be further amended from time to time.

4. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows:

4.1 Right to Convert. Each holder of shares of Series B Preferred Stock then outstanding shall be entitled to convert, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, some or all of such holder’s Series B Preferred Stock into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing (a) the Original Issue Price multiplied by the number of shares of Series B Preferred Stock presented for conversion by (b) the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” shall initially mean $23.05. The initial Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Class A Common Stock, such holder shall surrender the book-entry interests for such shares of Series B Preferred Stock through the facilities of The Depository Trust Company to the transfer agent for the Series B Preferred Stock (or to the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Preferred Stock represented by such book-entry interests and, if applicable, any event on which such conversion is contingent (a “Contingency Event”). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes shares of Class A Common Stock to be issued. If required by the Corporation, book-entry interests surrendered for conversion shall be accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder’s attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such book-entry interests and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the “Conversion Time”), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such book-entry interests shall be deemed to be outstanding of record as of such time. The Corporation, as soon as reasonably practicable after the Conversion Time, shall deliver to such holder of Series B Preferred Stock, or to such holder’s nominees, book-entry interests for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and shall pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion.

4.3.2 Reservation of Shares. The Corporation shall at all times while any share of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, the Corporation shall take, or use its best efforts to cause such corporate action to be taken, as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate (including this certificate of designation). Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Series B Preferred Stock that shall have been surrendered for conversion as provided herein, including in Section 4.10, shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote as Series B Preferred Stock, shall immediately cease and terminate at the Conversion Time (or the Mandatory Conversion Time (as defined below) in the case of a conversion pursuant to Section 4.10), except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in this Section 4. Any shares of Series B Preferred Stock converted pursuant to this Section 4, including Section 4.10, shall be retired and cancelled and may not be reissued.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of Series B Preferred Stock is issued by the Corporation (such date referred to herein as the “Original Issue Date”) effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series B Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series B Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(b) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing: (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date, and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive (A) a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock that they would have received if all outstanding shares of Series B Preferred Stock had been converted into Class A Common Stock on the date of such event or (B) a dividend or other distribution of shares of Series B Preferred Stock which are convertible, as of the date of such event, into such number of shares of Class A Common Stock as is equal to the number of shares of Class A Common Stock that they would have received if all outstanding shares of Series B Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock), then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Class A Common Stock issuable upon the conversion of any shares of Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or in a Deemed Liquidation Event), then in any such event each holder of outstanding Series B Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class A Common Stock into which such outstanding shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.2, if there shall occur any consolidation or merger involving the Corporation in which the Class A Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.5, 4.6 or 4.7 or a Deemed Liquidation Event), then, following any such consolidation or merger, provision shall be made that each share of Series B Preferred Stock shall thereafter be convertible, in lieu of the Class A Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one outstanding share of Series B Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of Series B Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not later than fifteen (15) days thereafter, furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect and (b) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series B Preferred Stock.

4.10 Mandatory Conversion. On the date that is six (6) months after the Original Issue Date (the “Mandatory Conversion Time”), all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the applicable ratio described in Section 4.1 as the same may be adjusted from time to time in accordance with Section 4, and such shares may not be reissued by the Corporation.

4.10.1 Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series B Preferred Stock in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock shall surrender such holder’s book-entry interests for all such shares in the same manner provided for in Section 4.3.1 and shall thereafter receive the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 4. As soon as practicable after the Mandatory Conversion Time and the surrender of the book-entry interests for Series B Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder’s nominee(s), book-entry interests (if any) for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion.

5. Dividends. The holders of Series B Preferred Stock shall not be entitled to receive dividends.

6. Redemption.

6.1 Redemption upon Election by the Holders of Series B Preferred Stock. Shares of Series B Preferred Stock shall be redeemable upon the election of the holder or holders of the Series B Preferred Stock at the Redemption Price (as defined below) per share, which shall be payable in one installment, commencing on a date (the “Redemption Date”) not less than sixty (60) days after and not more than ninety (90) days after the holder(s) of Series B Preferred Stock deliver written notice of the redemption to the Corporation (the “Redemption Notice”); provided that the holders of Series B Preferred Stock shall not send the Redemption Notice until four (4) months have passed from the Original Issue Date. The delivery of the Redemption Notice shall be irrevocable and shall state (i) the number of shares of Series B Preferred Stock to be redeemed on the Redemption Date; (ii) the Redemption Date; (iii) the Redemption Price; and (iv) that the holder(s) are to surrender to the Corporation, in the manner and at the place designated, such holder’s book-entry interests representing shares of Series B Preferred Stock to be redeemed. For purposes of this Section 6.1, “Redemption Price” shall mean $310,957,102.00 divided by the number of then outstanding shares of Series B Preferred Stock

6.2 Redemption upon Election by the Corporation. Share of Series B Preferred Stock shall not be redeemable upon the election of the Corporation.

6.2.1 Surrender of Book-Entry Interests; Payment. On or before the Redemption Date, each holder of shares of Series B Preferred Stock to be redeemed, unless such holder has exercised such holder’s right to convert such shares as provided in Section 4 prior to the date that is thirty (30) days after the date of the Redemption Notice, shall surrender the book-entry interests representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person indicated as the owner of such book-entry interests.

6.2.2 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on or prior to the Redemption Date the Redemption Price payable upon redemption of the shares of Series B Preferred Stock to be redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the book-entry interests evidencing any of the shares of Series B Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their book-entry interests therefor.

7. Reissuance of Series B Preferred Stock. Any shares of Series B Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, privileges and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by a written waiver from the holders of at least a majority of the then outstanding shares of Series B Preferred Stock.

9. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed on behalf of the Corporation by the undersigned authorized officer this 20th day of March, 2023.

Bloom Energy Corporation

By:	/s/ Greg Cameron
Name:	Greg Cameron
Title:	President and Chief Financial Officer

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